Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Opinion of Company’s Cayman Islands Legal Advisor on Certain Matters

On September 19, 2014, Acorn International, Inc. (the “Company”), by a resolution unanimously passed at a meeting of the Company’s board of directors (the “Board”) that same day, engaged Campbells to serve as the Company’s Cayman Islands legal advisor. Campbells’ appointment was made in light of withdrawal of the Company’s previous Cayman Islands legal advisor on September 11, 2014, due to circumstances resulting from various disputes among the members of the Board which have been previously disclosed in the Company’s Form 6-K furnished to the Securities and Exchange Commission on September 18, 2014 (the “September 18 Form 6-K”).

As disclosed in the September 18 Form 6-K, four of the Company’s directors, namely, Mr. Andrew Y. Yan, Mr. Gordon Xiaogang Wang, Mr. Don Dongjie Yang and Mr. Jing Wang, have disputed the validity of a meeting purportedly held by the Board at 10:00 am on September 10, 2014 (the “First September 10 Board Meeting”) where only two directors, namely Mr. Robert W. Roche and Mr. William Liang, were present. At the First September 10 Board Meeting, as further described in the September 18 Form 6-K, Mr. Roche and Mr. Liang, being the only directors present at the meeting, voted in favor of, among other things, a proposal to convene an extraordinary meeting of shareholders (“EGM”) of the Company on October 14, 2014 to consider and vote upon (i) the removal or Messrs. Yang and Mr. Gorgon Wang as directors of the Company, (ii) the appointment of Messrs. David T. Leung and Benjamin David Johnson as directors of the Company, and (iii) the amendment of the Articles of Association of the Company to include a provision to permit members holding at least 30% of the voting shares in the capital of the Company to requisition a shareholder meeting of the Company. On or about September 10, 2014, Mr. Roche began to mail notice of the EGM to shareholders.

At a meeting of the Board convened later that day on September 10, 2014 at the request of Mr. Yang (with five of the Company’s six directors present and Mr. Liang not in attendance), the Board, over the objection of Mr. Roche, declared the First September 10 Board Meeting to be invalid for reasons further described in the September 18 Form 6-K.

The Board convened another meeting on September 16, 2014, where, among other things, it considered the validity of the First September 10 Board Meeting and the resolutions passed thereat, and resolved again that the First September 10 Board Meeting and the resolutions passed thereat were invalid and that, if for any reason the validity of the First September 10 Board Meeting and the resolutions passed thereat were to be asserted by any person, the Board resolved that all of the resolutions passed at the First September 10 Board Meeting were reversed and canceled.

On September 30, 2014, the Company received the written advice of Campbells, dated September 29, 2014 (“Campbells’ Written Advice”), which provided its views as to whether(i) the First September 10 Board Meeting was a validly constituted Board meeting and (ii) the notice sent to shareholders of the Company by Mr. Roche on or about September 10, 2014 were valid and had the effect of properly convening an EGM under Cayman Islands law.

Based on Campbells’ Written Advice, the Company has determined that the First September 10 Board Meeting was invalid and is seeking to inform its shareholders that the EGM which was purportedly convened for October 14, 2014 has not in fact been duly convened and that any notices received by the shareholders in respect of an EGM to be convened on October 14, 2014 are invalid. Shareholders of the Company are advised that no EGM will take place on October 14, 2014 or otherwise until properly called and noticed by the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: October 1, 2014

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